Exhibit 2






VIA FEDERAL EXPRESS AND FACSIMILE

March 14, 2002

Samuel J. Malizia
Malizia Spidi & Fisch, PC
1100 New York Avenue, NW
Suite 340 West
Washington, D.C.  20005

Dear Mr. Malizia:

Yesterday, you informed me that Thistle Group Holdings, Co. ("Thistle") would provide its list of stockholders and list of brokers to Jewelcor Management, Inc. ("Jewelcor") for inspection and copying on Friday, March 15, 2002 in Philadelphia, Pennsylvania. As we discussed, if the list of brokers does not included the list of owners that hold stock in the name Cede & Co. or other similar nominee
(which you thought it did), I will also need this information on Friday. This information was requested in my letter of March 1, 2002 addressed to Francis McGill.

Last night, I received your letter specifying the time and location of the inspection. Since I do not know how many documents will be produced, the inspection will need to occur earlier in the day. I would suggest 11:00 a.m. Obviously, I want to make sure that we have adequate time to complete the inspection and copying of these documents on Friday. Please call me to confirm that 11:00 a.m. is acceptable.

	During our conversation, we also discussed the rescheduling of the Annual Meeting of Stockholders of Thistle from April 17, 2002 to April 3, 2002 and the recent changes to Thistle's By-Laws regarding the qualifications of directors. You advised me that these recent changes to the By-Laws would not be enforced by Thistle with respect to this current proxy solicitation. In other words, Thistle will not attempt to disqualify the director nominees submitted by Jewelcor in connection with the 2002 Annual Meeting of Stockholders based on these recent amendments. If this statement is not correct, please notify me immediately.







Page Two (2)
March 14, 2002
Samuel J. Malizia


	Jewelcor also contends that the recent amendments to Thistle's By-Laws would be unenforceable for at least the next two (2) Annual Meetings of Stockholders.

	In our opinion, the Board of Directors' motive in moving the Annual Meeting of Stockholders from April 17, 2002 to April 3, 2002 is to hinder Jewelcor's attempt to gain a voice on the Thistle Board. Jewelcor relied on the April 17, 2002 date established by Thistle's Board in preparing for this proxy solicitation and will sustain significant and irreparable harm if the Annual Meeting of Stockholders is not moved back to the original date of April 17, 2002. This issue was addressed by the Delaware Supreme Court in Schnell v. Chris Craft Industries, Inc., 285 A.2d 437 (Del.1971). Although this is a Delaware case, we believe that the Pennsylvania courts will consider this court's holding and rationale.

	Jewelcor hereby requests that Thistle move the date of the Annual Meeting of Stockholders back to April 17, 2002. If Thistle does not move the Annual Meeting date back to April 17, 2002 and notify Jewelcor of this change by 5:00 p.m. on Friday, March 15, 2002, Jewelcor intends to seek injunctive relief. Hopefully, this action will not be necessary.

	Nothing contained in this letter shall constitute a waiver of any rights that Jewelcor has or may have to inspect additional documents of Thistle or to pursue any remedies at law or in equity.

	Please feel free to call me if you have any questions regarding this matter.

						Sincerely,



						Richard L. Huffsmith
						Vice President/General Counsel
RLH/jmq
C:\My Documents\Thistle letter 3-14-02.doc












VIA FACSIMILE

TO:		Samuel J. Malizia
Malizia Spidi & Fisch, PC
1100 New York Avenue, NW
Suite 340 West
Washington, D.C.  20005

FROM:	Richard L. Huffsmith

DATE:	March 14, 2002